SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
SCHEDULE TO
(Amendment No. 1)
_____________
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_____________
CHINA CERAMICS CO., LTD.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Warrants to Purchase Shares
(Title of Class of Securities)

G2113X118
_____________________
(CUSIP Number of Shares Underlying Warrants)
_____________
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Tel: +86 (595) 8576 5051
Fax: +86 (595) 8576 5053
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
_____________
CALCULATION OF FILING FEE
Transaction valuation* $13,389,633	Amount of filing fee** $954.68
*           Estimated for purposes of calculating the amount of the filing fee only. China Ceramics Co., Ltd. (the “Company”) is offering holders of 14,553,949 of the Company’s warrants (the “Warrants”), which consist of (i) 11,803,949 warrants initially issued in the initial public offering of the Company’s predecessor, China Holdings Acquisition Corp. (“CHAC”) and (ii) 2,750,000 warrants initially issued to certain of CHAC’s founding shareholders in a private placement that closed simultaneously with  its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.001 per share (“Shares”) by tendering four Warrants in exchange for one Share.  The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on July 23, 2010, which was $0.92.

**           Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                           Filing Party:
Form or Registration No.:                                                                           Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2010, by China Ceramics Co., Ltd., a British Virgin Islands business company (the “Company”).  The Schedule TO relates to the offer (the “Offer”) by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 14,553,949 shares of the Company, par value $0.001 per share (the “Shares”).  Pursuant to the terms of the Offer, each Warrant holder may receive one Share in exchange for every four Warrants tendered by such Warrant holder.  The Offer is being made on the terms and subject to the conditions set forth in the Offer Letter, dated July 27, 2010 (the “Offer Letter”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), as amended by Supplement No. 1 to the Offer Letter, a copy of which is attached to this Amendment as Exhibit (a)(1)(A)(1) (the “Supplement”) and the related Letter of Transmittal, dated July 27, 2010, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B).  Unless otherwise indicated herein, capitalized terms used herein have the same meanings given to them in the Offer Letter.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

Item 10.	Financial Statements.

(c) Summary Information.

The information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)(1)	Amendment No. 1 to Offer Letter, dated August 11, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

Date: August 11, 2010

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)(1)	Amendment No. 1 to Offer Letter, dated August 11, 2010